# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIMENSIONAL FUND ADVISORS LP, CIK 0000354204
CUSIP: 25434V559
Title of class of securities: Dimensional US Vector Equity ETF
Address of issuer's principal executive offices: 6300 BEE CAVE ROAD, BUILDING ONE, AUSTIN, Texas (TX), 78746
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002107751

## Reporting persons
- Tencap Wealth Coaching, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Unknown (XX); sole voting power 0; shared voting power 0; sole dispositive power 1,183,364; shared dispositive power 0; aggregate amount beneficially owned 1,183,364 (19.72% of the class)

## Item 1. Issuer
Name of issuer: DIMENSIONAL FUND ADVISORS LP
Address of issuer's principal executive offices:
6300 BEE CAVE ROAD, BUILDING ONE, AUSTIN, TEXAS
78746

## Item 2. Person Filing
Name of person filing: Tencap Wealth Coaching, LLC
Address of principal business office or, if none, residence:
1314 WEST 11400 SOUTH
SUITE 201
SOUTH JORDAN, Utah
84095
Citizenship: Tencap Wealth Coaching, LLC - UNKNOWN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,183,364
Percent of class: 19.72
Sole power to vote or to direct the vote: Tencap Wealth Coaching, LLC - 0
Shared power to vote or to direct the vote: Tencap Wealth Coaching, LLC - 0
Sole power to dispose or to direct the disposition: Tencap Wealth Coaching, LLC - 1,183,364
Shared power to dispose or to direct the disposition: Tencap Wealth Coaching, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tencap Wealth Coaching, LLC: /s/ Gregory D. Black, Gregory D. Black CCO (11/13/2026)